SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RCS Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

74937W 102

(CUSIP Number)

NICHOLAS S. SCHORSCH

RCAP Holdings, LLC

405 Park Ave., 14th Floor

New York, NY 10022

(866) 904-2988

Copies to:

PETER M. FASS

STEVEN L. LICHTENFELD

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74937W 102

1.	Names of Reporting Persons. Nicholas S. Schorsch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,090,475

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 21,090,475

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,090,475

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74937W 102

1.	Names of Reporting Persons. William M. Kahane

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,480,806

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,480,806

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,806

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed on February 17, 2015, as thereafter amended (as amended, this “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of this Schedule 13D is amended and restated as follows:

(a) Rows 11-13 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference. If Messrs. Schorsch and Kahane comprise a group, then such group would beneficially own 25,571,281 shares of Class A Common Stock, which represents 33.1% of the outstanding Class A Common Stock.

The percentage of Class A Common Stock beneficially owned is based on 85,325,047 shares of Class A Common Stock outstanding as of September 22, 2015, as provided by the Issuer.

(b) Rows 7-10 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference.

Item 5 (c) of this Schedule 13D is amended and supplemented as follows:

On August 13, 2015, pursuant to the Termination Agreement (as defined in Item 6), as members of Manager, Mr. Schorsch acquired beneficial ownership of 1,658,372 shares of Class A Common Stock, and Mr. Kahane acquired beneficial ownership of 352,728 shares of Class A Common Stock. Of the shares acquired by Mr. Schorsch, 760,000 were issued to him on August 13, 2015, and 898,372 shares will be issued to him on the fifth business day following the earliest date on which corporate action may be taken by the Issuer to issue such additional shares of Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is amended and supplemented as follows:

Termination Agreement

On August 6, 2015, the Issuer and RCS Capital Holdings, LLC ("RCS Holdings") entered into a Membership Interest Purchase Agreement with Apollo Management Holdings, L.P. (“APH”) pursuant to which the Issuer and RCS Holdings agreed to sell their wholesale distribution business (the "MIPA”) consisting of Realty Capital Securities, LLC, and certain related entities, for an aggregate purchase price of $25 million, payable in cash and subject to adjustment. On August 6, 2015, the Issuer and each of APH and Luxor also entered into separate investment agreements (the “Investment Agreements,” and together with the MIPA, the “Transactions”) under which APH agreed to purchase 1,000,000 shares of Series D-1 preferred stock (“Series D-1 Preferred Stock”) for a purchase price of $25 million and Luxor agreed to acquire 500,000 shares of Series D-2 preferred stock (“Series D-2 Preferred Stock”) for $12.5 million. Simultaneously with entering into agreements with respect to the Transactions, the Issuer and RCS Holdings have entered into an agreement (the "Termination Agreement") with Manager, each of the members of Manager, who are also members of RCAP Holdings, and Luxor pursuant to which Manager and its members have agreed to terminate the Issuer’s services agreement (the "Services Agreement"), pursuant to which Manager serves as service provider to the Company and RCS Holdings, within five business days of the date of the Termination Agreement. Pursuant to the Termination Agreement, the members of Manager, including Mr. Schorsch and Mr. Kahane, received 2,340,636 shares of Class A Common Stock on August 13, 2015 as consideration for the termination of the Services Agreement. The Termination Agreement provides for the issuance of 898,372 additional shares of Class A Common Stock to Mr. Schorsch upon the fifth business day following the earliest date on which corporate action may be taken by the Issuer to issue such additional shares of Class A Common Stock as consideration for the termination of the Services Agreement.

Voting Agreement

On August 6, 2015, RCAP Holdings entered into a Voting Agreement with Luxor (the “Voting Agreement”) pursuant to which RCAP Holdings agreed to vote the share of Class B Common Stock that it holds to approve the issuance of the Series D-1 Preferred Stock, the Series D-2 Preferred Stock and the Class A Common Stock issuable upon conversion of the Series D-1 Preferred Stock and the Series D-2 Preferred Stock (as contemplated by the Investment Agreements) and the Class A Common Stock (as contemplated by the Termination Agreement).  On the same day, RCAP Holdings executed a written consent in satisfaction of its obligations under the Voting Agreement.  Messrs. Schorsch and Kahane are the sole managers of RCAP Holdings.

Item 6 of this Schedule 13D is amended and supplemented by the addition of the following sentence at the end of the section titled “Put & Call Agreement”:

In connection with the Transactions and pursuant to the Termination Agreement, the parties to the Put & Call Agreement have terminated the Put & Call Agreement.

Item 7.	Material to be Filed as Exhibits.
Item 7 of this Schedule 13D is amended and supplemented by the addition of the following:

Exhibit 14

Termination Agreement, dated as of August 6, 2015, by and among RCS Capital Corporation, RCS Capital Holdings, LLC, RCS Capital Management, LLC, Nicholas S. Schorsch, Shelley D. Schorsch, William M. Kahane, Peter M. Budko, Edward M. Weil, Jr., and Brian S. Block and Luxor Capital Partners, LP, Blue Sands LLC, Blue Sands B Inc., Blue Sands C Inc. and Blue Sands D Inc., incorporated by reference to Exhibit 10.4 to the Issuer’s Form 10-Q for the quarter ended June 30, 2015, filed on August 11, 2015.

Exhibit 15	Voting Agreement, dated as of August 6, 2015, by and among RCAP Holdings, LLC, the shareholder parties thereto, Luxor Capital Group, LP and, for purposes of Sections 1(e)(ii), 5(a) and 5(p), RCS Capital Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch

/s/ William M. Kahane
William M. Kahane

Date: October 2, 2015